Brian Lee Partner brian.lee@dentons.com D +1 212 768 6926	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

Brian Lee

Partner

July 2, 2021

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Big Cypress Acquisition Corp.
Draft Registration Statement on Form S-4
Submitted July 2, 2021
CIK No. 0001833214

Ladies and Gentlemen:

On the date hereof, Big Cypress Acquisition Corp. (the “Company”) has submitted on a confidential basis a draft Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”), in connection with the Company’s proposed business combination with SAB Biotherapeutics, Inc., a Delaware corporation (“SAB”) for non-public review by the staff (the “Staff”) of the Commission. The Company is submitting the non-public draft submission of the Registration Statement prior to the end of the twelfth month following January 11, 2021, the effective date of the Company’s registration statement on Form S-1 (File No. 333-251178), filed in connection with the Company’s initial public offering under the Securities Act of 1933, as amended (the “Securities Act”). On behalf of the Company, we confirm that the Company is an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act, and will file the Registration Statement and the non-public draft submission, such that they are publicly available on the EDGAR system no later than 48 hours prior to the requested effective date and time of the Registration Statement, in compliance with Rules 460 and 461 under the Securities Act. Furthermore, we understand that the Company should file the draft registration statement for nonpublic review at the time it publicly files its registration statement.

In reliance on Section 71003 of the Fixing America’s Surface Transportation (FAST) Act and Question 1 of the associated Compliance and Disclosure Interpretations, the Company respectfully advises the Staff that the Company has omitted SAB’s interim financial statements as of and for the three month periods ended March 31, 2021 and 2020, because they relate to historical periods that the Company believes will not be required to be included in the prospectus included in the Registration Statement at the time that the Registration Statement is filed publicly.

* * *

United States Securities and Exchange Commission July 2, 2021 Page 2	dentons.com

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (212) 768 6926 or brian.lee@dentons.com, or Grant Levine at (212) 768 5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Brian Lee

Brian Lee
Partner

cc:	Samuel J. Reich
Big Cypress Acquisition Corp.